                                                                EXHIBIT (a)(8)


                                                                   PRESS RELEASE
                                                                       EXHIBIT

                          DOW JONES News/Retrieval(R)
-------------------------------------------------------------------------------

DOW JONES NEWS SERVICE

06/02 Acordia, Anthem Merger-2: To Begin Tender Offer By June 6

     INDIANAPOLIS (Dow Jones)--Acordia Inc. (ACO) and Anthem Inc. reached a merger agreement under which Anthem will acquire all outstanding common shares of Acordia for $40 each.

     Anthem and a wholly owned unit will commence a tender offer for the 33.2% of Acordia stock it doesn't already own no later than June 6. The offer is conditioned upon, among other things, a majority of the shares not currently held by Anthem, its units, officers or directors being tendered and not withdrawn.

     All Acordia shares remaining at the completion of the tender will be acquired in a cash merger of Acordia and an Anthem unit at the tender offer price of $40 per share.

     Anthem also said Monday that its previously announced discussions with a third party regarding a possible sale of Acordia's brokerage business are continuing. The tender offer and the proposed merger are not conditioned upon the sale of Acordia's brokerage business, the company said.

     Acordia's stock closed at $35 in New York Stock Exchange trading Friday, and opened at $39, up $4, in Monday trading.

     Anthem is a mutually owned insurer and health insurance provider. Acordia is an insurance brokerage company.

     (END) DOW JONES NEWS 06-02-97
     10:04 AM









Source: Dow Jones News Service, June 2, 1997
-------------------------------------------------------------------------------
COPYRIGHT (C) 1997 DOW JONES & COMPANY, INC. ALL RIGHTS RESERVED.        PAGE 1